SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    Form 11-K

\X\ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED JUNE 30, 2000, OR

\ \ FOR TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE TRANSITION PERIOD FROM ____________ TO
     _______________


Commission file number 001-00434

A. Full title of the plan and the address of the plan, if different from that of the issuer named below: Procter & Gamble International Stock Ownership Plan, P&G AG, 1 Rue du Pre De La Bichette, P.O. Box 2696, 1211 Geneva 2, Switzerland

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: The Procter & Gamble Company, One Procter & Gamble Plaza, Cincinnati, Ohio 45202.


REQUIRED INFORMATION

Item 1. Audited statement of financial condition as of the end of the latest two fiscal years of the plan (or such lesser period as the plan has been in existence). (See Page 2)

Item 2. Audited statement of income and changes in plan equity for each of the latest three fiscal years of the plan (or such lesser period as the plan has been in existence). (See Page 3)



PROCTER & GAMBLE INTERNATIONAL STOCK OWNERSHIP PLAN
Statements of Net Assets Available for Benefits as of June 30,
2000 and 1999, Statements of Changes in Net Assets Available for Benefits for the Years Ended June 30, 2000, 1999, and 1998 and Independent Auditors' Report


PROCTER & GAMBLE INTERNATIONAL STOCK OWNERSHIP PLAN

TABLE OF CONTENTS
--------------------------------------------------------------------------------


                                                                           Page

INDEPENDENT AUDITORS' REPORT                                                1

FINANCIAL STATEMENTS:

  Statements of Net Assets Available for Benefits as of June 30, 2000
   and 1999                                                                 2

  Statements of Changes in Net Assets Available for Benefits for the
   Years Ended June 30, 2000, 1999, and 1998                                3

  Notes to Financial Statements for the Years Ended June 30, 2000,
   1999, and 1998                                                           4



INDEPENDENT AUDITORS' REPORT


To The Procter & Gamble Company:

We have audited the accompanying statements of net assets available for benefits of the Procter & Gamble International Stock Ownership Plan (the "Plan") as of June 30, 2000 and 1999, and the related statements of changes in net assets available for benefits for the years ended June 30, 2000, 1999, and 1998. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of June 30, 2000 and 1999, and the changes in net assets available for benefits for the years ended June 30, 2000, 1999, and 1998 in conformity with accounting principles generally accepted in the United States of America.


September 1, 2000



PROCTER & GAMBLE INTERNATIONAL STOCK OWNERSHIP PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF JUNE 30, 2000 AND 1999
--------------------------------------------------------------------------------
                                                        2000           1999

ASSETS:
 Investments in The Procter & Gamble Company
  common stock, at fair value                       $219,630,064    $304,392,480
 Cash                                                      4,660          44,123
 Employee contributions receivable                     3,630,903       4,276,460
 Employer contributions receivable                     1,031,770       1,426,595
                                                    ------------    ------------

NET ASSETS AVAILABLE FOR BENEFITS                   $224,297,397    $310,139,658
                                                    ============    ============

See notes to financial statements.



PROCTER & GAMBLE INTERNATIONAL STOCK OWNERSHIP PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED JUNE 30, 2000, 1999, AND 1998
---------------------------------------------------------------------------------------------------------

                                                             2000              1999              1998
ADDITIONS:
 Dividends on The Procter & Gamble Company
  common stock                                            $   3,742,619     $  3,109,781     $  2,433,549
 Net appreciation (depreciation) in fair value of The
  Procter & Gamble Company common stock                    (113,032,894)      (3,463,096)      64,419,901
                                                          -------------     ------------     ------------
   Total investment income (loss)                          (109,290,275)        (353,315)      66,853,450
 Contributions:
  Employee contributions                                     47,658,406       45,849,710       43,075,298
  Employer contributions                                     13,609,826       12,967,957       10,282,604
                                                          -------------     ------------     ------------
   Total contributions                                       61,268,232       58,817,667       53,357,902
                                                          -------------     ------------     ------------
       Total changes                                        (48,022,043)      58,464,352      120,211,352
                                                          -------------     ------------     ------------

DEDUCTIONS -
 Distributions and withdrawals to participants               37,820,218       39,146,898       26,795,315
                                                          -------------     ------------     ------------

NET INCREASE (DECREASE)                                     (85,842,261)      19,317,454       93,416,037

NET ASSETS AVAILABLE FOR BENEFITS:
 Beginning of year                                          310,139,658      290,822,204      197,406,167
                                                          -------------     ------------     ------------

 End of year                                              $ 224,297,397     $310,139,658     $290,822,204
                                                          =============     ============     ============

See notes to financial statements.



PROCTER & GAMBLE INTERNATIONAL STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2000, 1999, AND 1998
--------------------------------------------------------------------------------

1.   DESCRIPTION OF THE PLAN

     The following brief description of the Procter & Gamble International Stock Ownership Plan (the "Plan") is provided for general information only. Participants should refer to the Plan agreement and their country's Plan supplement for more complete information.

     GENERAL -- The Plan is a defined contribution plan established in June of 1992 for international employees of The Procter & Gamble Company and certain of its subsidiaries ("P&G"). The purpose of the Plan is to provide eligible employees the opportunity to purchase common stock of P&G through payroll deductions and contributions from P&G. The Plan is not subject to the Employee Retirement Income Security Act of 1974, nor is it subject to U.S. income taxation.

     PARTICIPATION AND VESTING -- Full-time employees are eligible to participate in the Plan on the first day of the month following the completion of one year of service. Participants are fully vested in all shares of P&G common stock credited to his or her account under the plan.

     ONE SHARE PROGRAM -- Each participant's account is credited with one share of P&G common stock as part of the One Share Program after completing one year of employment with P&G, regardless of participation in the Plan. The One Share Program has been terminated effective for employees hired on or after July 1, 2000.

     CONTRIBUTIONS -- Participants may contribute up to 15% of their base pay through payroll deductions. In addition, employees may elect to make a "Special Additional Deposit" as a lump sum payment once per month. Participants may change their contribution rate effective as of the first day of any month.

     P&G matches an amount equal to 50% of the first 5% of base pay contributed by participants. Employees in their initial year of eligibility receive a 100% P&G matching contribution, up to 1% of his or her contributions.

     INVESTMENTS -- Participants are only permitted to invest in P&G common stock. All employee and employer contributions are converted into U.S. dollars and then invested in shares of P&G common stock on the 18th day of each month (or the first business day immediately following the 18th). Sales of P&G common stock occur two times per month and are subsequently converted into the applicable local currencies for payment to employees. Effective July 1, 2000, sales of P&G common stock occur once per week. Any dividends on shares of P&G common stock are invested in additional shares of P&G common stock.

     WITHDRAWALS -- Participants may withdraw any portion of their contributions made in excess of 5% of their base pay at any time during the year, with only one withdrawal per year. Contributions made up to 5% of base pay and P&G matches, including the One Share Program, are available to be withdrawn without penalty five years after the end of the plan year in which the deposits are made. If a participant withdrawals these funds prior to the completion of five years, P&G will suspend matching of employee contributions for one year. Withdrawals payable to participants as of June 30, 2000 and 1999 were approximately $129,000 and $355,000, respectively.

     PLAN TERMINATION -- Although the Company has not expressed any intent to do so, it has the right under the Plan to terminate the Plan.

     ADMINISTRATION -- The Plan is administered by P&G. All Plan assets are held by the trustee, Banque Internationale a Luxembourg (the "Trustee"). Buck Consultants provide recordkeeping services for the Plan.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES

     BASIS OF ACCOUNTING -- The accompanying financial statements have been prepared on the accrual basis of accounting and the Plan's net assets and transactions are recorded at fair value. The Plan's investment in P&G common stock is valued at the closing price on an established security exchange.

     EXPENSES OF THE PLAN -- Investment management, recordkeeping expenses, and other administrative expenses are paid by P&G. Brokerage commissions are paid by the participant, and other costs related to the purchase or sale of shares are reflected in the price of the shares and borne by the participant.

     USE OF ESTIMATES -- The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

     CASH -- Amounts shown as cash are uninvested funds held by the Trustee that are to be invested in P&G common stock in the following month.

     CONTRIBUTIONS RECEIVABLE -- Contributions that are pending transfer to the Trustee as of June 30, 2000 and 1999 are recorded as contributions receivable to the Plan in the accompanying financial statements.

3.   INVESTMENT IN P&G COMMON STOCK

     Investments in P&G common stock held by the Plan at June 30, 2000 and 1999 were as follows:

                                                       2000             1999

          Number of shares                           3,836,333        3,410,560
          Market value                            $219,630,064     $304,392,480

4.   PLAN PARTICIPANTS

     As of June 30, 2000, the plan had approximately 39,000 participants employed at P&G's international locations in Argentina, Australia, Austria, Belgium, Brazil, Canada, Chile, China, Columbia, Costa Rica, Czech Republic, Denmark, Egypt, El Salvador, Estonia, Finland, Germany, Greece, Guatemala, Hong Kong, Hungary, Indonesia, Italy, Kenya, Korea, Latvia, Lebanon, Malaysia, Mexico, Morocco, Netherlands, New Zealand, Nigeria, Norway, Pakistan, Peru, Philippines, Poland, Portugal, Romania, Saudi Arabia, Singapore, Slovak Republic, South Africa, Spain, Sweden, Switzerland, Taiwan, Thailand, Turkey, Venezuela, and Yemen.

5.   TAX STATUS

     The Plan is not qualified under Section 401(a) of the Internal Revenue Code, and is exempt from the provisions of Title I of ERISA pursuant to
     Section 4(b)(4) thereof. P&G believes that the Trustee should be viewed as a direct custodian and that, for U.S. tax purposes, the participating employees should be treated as the owners of the shares of P&G common stock held for their account under the Plan.

     Plan management believes that the participating employees should be treated as the beneficial owners of the shares of P&G common stock held for their account under the Plan for U.S. tax purposes and that, subject to certain procedural conditions, the information provided by the employees may be relied upon in determining the applicable U.S. tax withholding rate on dividends paid by P&G with respect to these shares.

                                   * * * * * *